Exhibit 99.5

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 phone: (416) 365-5123 fax: (416) 363-6622

CONSENT OF JOHN LEWIS SIMS

TO BEING NAMED AS A QUALIFIED PERSON

June 11, 2018

I hereby consent to the inclusion of the Fort Knox Mine, Fairbanks North Star Borough, Alaska, USA, National Instrument 43-101 Technical Report (“Technical Report”), effective date June 11, 2018 in the report on Form 6-K dated June 12, 2018 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Technical Report into the Registration Statements on Form S-8 (Registration No. 333-217099 filed on April 3, 2017; and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012), the Registration Statement on Form F-10 (Registration No. 333-223457 filed on March 6, 2018) and the Registration Statement on Form F-10 and Form S-4 (Registration Nos. 333-225064 and 333-225043 filed on May 18, 2018).

Sincerely,

Signed “John Lewis Sims”
John Lewis Sims

www.kinross.com